Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  December 14, 2020
The following voicemail message was delivered to employees of Huntington Bancshares Incorporated by Chairman, President and Chief Executive Officer Stephen D. Steinour on December 14, 2020.
Steve Voicemail Message to Huntington Colleagues – “Our Next Chapter”

Welcome. This is Steve.
I’ve shared before that times of challenge are also moments of opportunity. For us, now is that moment … and this is our next chapter …
Today, I am very pleased and excited to share we are announcing our intent to merge with TCF, a Detroit-based roughly $50 Billion bank that we have admired for some time. Like Huntington, they are known for having a talented group of colleagues and taking very good care of their customers.
This game-changing combination will bring our total assets to about $170 billion, making us a top 10 U.S. regional bank – with scale to compete and sustainable revenue growth opportunities.
By combining, we will increase our ability to invest in mobile and digital technologies and innovation by approximately $150M incrementally over the next three years. We are building the leading “People-First, Digitally-Powered” bank.
When our integration is complete in 2021, Huntington will be the largest Bank in Ohio and Michigan based on deposits and gain significant share in Chicago while adding attractive new markets like Minneapolis and Denver.
In the Midwest, we will be #1 in branches and #2 in consumer deposits with broader distribution and unparalleled density to leverage the power of our brand.
Together we will clearly be much stronger.
Recognizing the importance of Detroit and the role it plays in the current and future of the combined organization, we will have dual headquarters.

Columbus will remain the headquarters for the holding company and the Consumer Bank, while Detroit will become the headquarters for our Commercial Bank. Huntington’s commitment to Southeast Michigan builds upon our early leadership to the city of Detroit more than a decade ago.

Both companies share an operating philosophy that focuses on colleagues, customers and communities.
We both are known for our strong customer relationships … we both are deeply committed to giving back to our communities … and we both believe our Colleagues are the driving force behind our business success.

Over the next several months, our teamwork with TCF team members will be extremely important … and I know I can count on you to warmly welcome and help assimilate our new colleagues.
Our success is intertwined with a steadfast commitment to our Purpose. It’s business as usual for both companies until we complete the transaction towards the end of the second quarter.
Some of you may be asked for your help as we work through the integration process. Thank you in advance for going above and beyond to ensure we make this combination as seamless as possible. I ask you to be especially welcoming and supportive.
And while we combine the two companies, we also must continue to stay focused on executing our plans, delivering our goals in order to achieve strong financial results
Today’s announcement will be a surprise for the Evergreen colleagues. So, please allow them time to absorb this news before reaching out. I know some of you have friends and perhaps even family members over at TCF. As we begin working together, I know our Purpose, Values and our respect for each other will continue to guide all we do throughout this process.
This is truly a transformational moment. Today is historic … and together today we start a new era at Huntington. We will continue to chart our own course as we move forward in the year to come.
Our shared commitment to our customers will continue. The combined company will be much stronger as a result, and better able to serve more people and businesses throughout our local communities.
Let me close with a thank you for all that you do to look out for each other and our customers.
I am very proud to be your colleague. And I want to wish you and your families a happy holiday season.
Take good care, stay safe and thank you for all that you’ve done to put us in this unique, historic moment.
Have a great day.
# # #

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.
PARTICIPANTS IN THE SOLICITATION
Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.